March 30, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Russell Mancuso, Branch Chief

Re:           Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended April 3, 2011, filed May 31, 2011
Response dated March 2, 2012
Form 10-Q for the fiscal quarter ended January 1, 2012, filed February 10, 2012
File No. 000-12695

Dear Mr. Mancuso:

We are in receipt of your comment letter dated March 16, 2012 with respect to the above-referenced filings of Integrated Device Technology, Inc. (“IDT”, “we”, “us”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings.  We appreciate having the benefit of your comments.  Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments.  The responses set forth in this letter have been sequenced to correspond to the numbered comments in your letter.  For ease of reference, we have included your original comments along with our responses.

Form 10-K for the Fiscal Year Ended April 3, 2011

Results of Operations, page 26

1.
Staff’s Comment: Please expand your response to prior comment 1 to confirm whether any of these types of products that you identify in italics on pages 4 through 7 of your Form 10-K accounted for more than 10% or more of your revenue during any of the last three fiscal years.

Our Response: We advise the staff that the types of products identified in italics on pages 4 through 7 of our Form 10-K represent a subset of what we internally define as market groups which we have aggregated into our two reportable segments, the Communications segment and the Computing and Consumer segment. While three of our forty three market groups accounted for more than 10% of total revenues, we do not believe that these market groups individually represent separate classes of similar products but rather are part of the aggregate groups of similar products which we have defined as our reportable segments.  In determining the requirements under Item 101(c)(1)(i) of Regulation S-K, we have carefully considered the requirements to disclose revenue for each group of similar products or services. Specifically, the Company is in the business of developing, marketing and selling semiconductor products and considers its semiconductor products to be one class of products with different end-user market groups.

We considered the following significant factors while evaluating the disclosure requirements under 101(c)(1)(i) of Regulation S-K and specifically why we consider our products to be one class of products:

•
The nature of the products. Each of our market groups are composed of semiconductor products. While each product family is focused on a separate end-user market, in its product development efforts, any innovation developed for one product family is also available to other product families.

•
The nature of the production processes. The majority of our products use a similar manufacturing process, primarily using forms of CMOS wafer manufacturing technologies along with similar packaging and testing processes.

•
The types of customers for our products. Our products are marketed on a worldwide basis primarily to large original equipment manufacturers (OEMs), electronic manufacturing services (EMS) companies and distributors. Distribution of our products is managed by a single operations and sales group. The end users of our products primarily serve a) the Communications or b) the Computing and Consumer end markets.

•	The nature of the regulatory environment for our products. The majority of our products share a similar regulatory environment.
•
The economic characteristics of the products. Products within our Communications segment have historically contributed higher gross margin percentages than products within our Computing and Consumer segment.

•
The overall objective of providing useful information to the financial statements users. Our Chief Executive Officer, who is the Company’s chief operating decision maker (or CODM), does not manage the business or allocate resources based on market group level information. We believe that providing revenues by market group will not provide any additional meaningful information or insight to our investors.

Based upon our evaluation of the factors above, we respectfully advise the Staff that we believe that all of our products are similar and represent one class of products such that they should appropriately be grouped for the purposes of the requirements under Item 101(c)(1)(i) and that our market groups, some of which were identified in italics on pages 4 through 7 of our Form 10-K, represent separate end markets of similar products.

2.
Staff’s Comment: We note your response to prior comment 2 that you will quantify, where reasonably possible, the extent of the impact of the individual factors involved. Also, if acquisitions, dispositions or other factors likely affected results materially but you are unable to quantify the effect, please discuss in your future filings the reasons that you do not know the magnitude of the effect.

Our Response:  We advise the Staff that in future filings, if acquisitions, dispositions or other factors likely affected results materially but we are unable to quantify the effects, we will expand our disclosure to include the reasons that we are unable to quantify the magnitude of the effect.

Item 11. Executive Compensation, page 79

3.
Staff’s Comment: Please expand your response to prior comment 3 to demonstrate clearly how disclosure of each quantitative and qualitative target that you have not disclosed or that you have disclosed only generally and that was not a future target as of the date of your proxy statement would likely cause substantial competitive harm. Address the targets for each named officer.

Our Response:  In response to the Staff’s comment, the Company respectfully submits that many of the specific targets under the group and individual components of the Company’s bonus program are comprised of internal business-unit and product-level performance targets established by the Company that represent confidential information, the disclosure of which would cause competitive harm to the Company.  These targets include specific business-unit and product-level targets that are based on the internal development strategy of the Company, which the Company does not publicly disclose.  As discussed in more detail below, such information is considered nonpublic information as “trade secrets and commercial or financial information obtained from a person and privileged or confidential” pursuant to exemption 4 of the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552(b)(4). In order to bring a matter other than a trade secret within the exemption under 5 U.S.C. § 552(b)(4), it must be shown that the information is (a) commercial or financial, (b) obtained from a person, and (c) privileged or confidential.  The purpose of this exemption 4 for “commercial or financial information” to FOIA is to protect “persons who submit financial or commercial data to government agencies from the competitive disadvantages which would result from its publication.” National Parks and Conservation Association v. Morton, 498 F.2d 765, 768 (D.C. Cir. 1974).

Commercial or financial information may be confidential for purposes of the above exemption if disclosure of the information is likely to have either of the following effects: (i) impair the government’s ability to obtain necessary information in the future or (ii) cause substantial harm to the competitive position of the person from whom the information was obtained. Continental Oil Co. v. Federal Power Staff, 519 F.2d 31, 35 (5th Cir. 1975), cert. denied, 425 U.S. 971, 96 S. Ct. 2168, 48 L. Ed. 2d 794 (1976) (quoting Morton, 498 F.2d at 770).  “In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Industries, Inc. v. United States of America, 615 F.2d 527, 530 (D.C. Cir. 1979).  Substantial competitive injury exists where (i) the person that will suffer injury is in actual competition, and (ii) substantial competitive injury resulting from disclosure is likely. Id.; see also, National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Competition

The Company transacts business in the highly competitive semiconductor industry, and disclosure of the product-specific and business-unit targets would place the Company in a competitively disadvantageous position potentially causing substantial competitive injury. Moreover, this competitive disadvantage would be significantly magnified in this instance, as similar information is not available to the Company regarding its major competitors.  In this regard, the Company notes that many of its direct competitors do not disclose internal profitability, business-unit and product development metrics.  For example, 12 of the companies that compromise our peer group of companies do not disclose their business-unit and product development metrics.  In addition, the Company directly competes with Cirrus Logic, Fairchild Semiconductor, International Rectifier, Intersil, Micrel, Microsemi, Power Integrations, Semtech, Silicon Laboratories, Standard Microsystems and Triquint Semiconductor, none of which disclose their business-unit and product development metrics while disclosing their company-wide metrics.  Disclosure of the Company’s internal business-unit and product-level performance targets would allow these and other market participants to more effectively compete with the Company by giving them valuable insight into the Company’s internal financial and product objectives and development strategies.  In comparison, because these other companies do not disclose their internal performance targets, the Company has no insight into their internal financial metrics and product objectives and development strategies.

Substantial Injury

The non-forward looking individual component targets and the group component targets that the Company has not disclosed specifically as set forth in further detail for each Named Executive Officer below are comprised of specific business-unit and product-level targets that are based on the attainment of pre-established business-unit and product-level revenue, gross margin and development milestones and strategies.  These qualify as commercial or financial information under FOIA and will likely cause substantial competitive injury if disclosed.

Commercial Information

Several of the undisclosed performance goals for our named executive officers are comprised of commercial information regarding the operational objectives and product development milestones and timelines for our business units. The commercial information omitted would provide competitors insight into the internal goals of the Company’s various business units and product lines allowing them to more effectively glean specific business unit and product-level strategies and adjust their own operational objectives or take other competitive measures, such as modifying the timing of competing product launches or commercialization strategies, or instituting particular sales or marketing programs, in each case which could hinder, delay or frustrate the achievement of the Company’s strategic objectives. As an example, if the Company disclosed its return on design time objectives, its competitors could measure its own performance against the Company and work to overcome any strategic advantage the Company may have in this regard.  The Company’s competitors would be able to tell if the Company is in the process of expanding a certain business unit if the Company disclosed operational business unit performance targets, such as disclosing details around the size of targeted acquisitions, a goal that may carry over from year to year.  Disclosing the specific targets associated with the internal performance metrics of each of our business-units or products or the growth strategies of each of our business units or product lines would offer competitors detailed visibility into our management’s expectations regarding the pace, success and progress of our efforts in each business-unit and/or product line, which would provide guidance to them in making decisions on the timing and degree of their product commercialization and launch objectives.

Financial Information

The undisclosed performance targets also are comprised of financial information of our internal revenue and gross margin targets for our business-units and products.  Disclosure of these targets would place the Company at a competitive disadvantage by providing competitors with valuable insight into the Company’s internal profitability goals, growth strategies and product commercialization and launch objectives at a business-unit and product-level for the coming years.  As an example, if the disclosed targets reflect only modest revenue targets for a particular business unit in which the Company had a significant product launch, competitors could gauge and project the financial assumptions relating to the new product, especially if then compared to the Company’s ranges and targets in subsequent years.  This information, in turn, would allow competitors to adjust their own operational objectives or take other competitive measures, such as modifying the timing of competing product launch or commercialization strategies, or instituting particular sales or marketing programs, in each case which could hinder, delay or frustrate the achievement of the Company’s strategic objectives.

Materiality

In addition to the competitive harm issues identified above, in many cases, and as specified below, the goals for which specific targets are not included do not have a material impact on the amount an executive was entitled to receive.  For example, Mr. Zust had 5 separate goals under his individual component that applies to just 20% of his overall target bonus opportunity, such that no individual goal has more than a 4% impact on the target amount paid to Mr. Zust under the bonus program.  As such, the Company does not believe that any individual goal represents a material element to the compensation paid to Mr. Zust.

Therefore, as more specifically set forth below for each Named Executive Officer, the Company asserts that the potential substantial competitive harm the commercial information and financial information could cause the Company combined, in many cases, with the immateriality of each individual measure on the amount payable to the Named Executive Officer meets the standards established for nondisclosure under both the FOIA and Item 402 of Regulation S-K.  Set forth below is specific analysis for the individual goals and unit-based goals for 2010 for each Named Executive Officer.

Theodore L. Tewksbury, III, Ph.D., President and Chief Executive Officer

Dr. Tewksbury had five goals as part of his individual performance component, as set forth below.

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Launch 50 new products into design that produce a return within a specified time period	Internal product-level metric not disclosed
Introduce more than 50 new products that produce a return within a specified time period	Internal product-level metric not disclosed
Design Wins: Design in specified dollar amount in 3-year revenue	Forward-looking target
Achieve specified forward-looking cumulative earnings per share by the end of fiscal year 2013	Forward-looking target
Complete Oregon fabrication facility sale and transfer	Fully disclosed

The two portions of Dr. Tewksbury’s individual performance goals that have not been disclosed relate to internal metrics for measuring success at the product-level.  These success factors are not shared publicly by the Company or, to its knowledge, by any competitors of the Company.  The Company believes that the details behind these performance goals represent commercial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, if the Company were to disclose its internal metrics for measuring success for its products, the Company’s competitors would have a target against which to benchmark their own performance.  Meanwhile, the Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The Company also does not believe that Dr. Tewksbury’s individual performance goals are material to the bonus amount that is ultimately paid to Dr. Tewksbury as each individual goal has only a 4% impact on the target amount paid.

Richard Crowley, Chief Financial Officer

Mr. Crowley had six main goals as part of his individual performance component, as set forth below.

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Increase Shareholder Value (Goals related to Investor Relations, Corporate Marketing, Intellectual Property Management)	Operational business-unit metric not disclosed
Shape, Influence, and Execute Corporate Strategy (Successfully execute on divestitures, acquisitions, and capital structure initiatives)	Operational business-unit metric not disclosed
Increase effectiveness and impact of Finance, Legal, and IT on critical business decisions (bring together information and people to focus on key issues, both strategic and corrective, to drive decision and improve processes)

Fully Disclosed
Build “Best in Class” Finance, Legal, and IT organization	Fully Disclosed
New Products: Improve measurement and efficiency of new product development to achieve fiscal year 11 and 3-year plan	Internal product-level metric not disclosed and forward-looking target
Profitability: Achieve gross margin per share of 53.1%, non-GAAP earnings per share of $0.45, research and development expenses of less than or equal to 26% of gross sales and selling, general and administrative expenses to less than or equal to 15% of gross sales

Fully disclosed

The three portions of Mr. Crowley’s individual performance goals that have not been disclosed relate to internal metrics for measuring success at the product level and of our business-unit’s operational objectives.  These success factors are not shared publicly by the Company or, to its knowledge, by any competitors of the Company.  The Company believes that the details behind these performance goals represent commercial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, if the Company were to disclose its internal metrics for measuring success for its products, the Company’s competitors would have a target against which to benchmark their own performance.  Meanwhile, the Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The Company also does not believe that Mr. Crowley’s individual performance goals are material to the bonus amount that is ultimately paid to Mr. Crowley, as each individual goal has only a 3.33% impact on the target amount paid.

Fred Zust, Vice President & General Manager, Timing & Synchronization Division

Mr. Zust had two main goals as part of his group performance component, as set forth below.

2011 Group Performance Metrics	Primary Reason for Lack of Specificity
Achieving specified revenue targets for the Timing & Synchronization Division	Internal financial business-unit metric not disclosed
Achieving specified operating income targets for the Timing & Synchronization Division	Internal financial business-unit metric not disclosed

In addition, Mr. Zust had 10 main goals as part of his individual performance component, as set forth below.

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Branding: Expand customer awareness of IDT leadership in Communications, sRIO and Timing	Fully disclosed
Achieve revenue targets for each, NetCom, SPO, FCD, SFC, grow timing market share by at least a specified percentage, and support sales to achieve Design-in 3-year plan	Internal financial product-level metric not disclosed and forward-looking target
Complete strategies in support of profitability goal for the Timing and Synchronization Division (including specified targets for average RODT, Gross Margin, design efficiency, average lateness, DEMM overshoot, first pass success rate, operating income, research and development expenses and selling, general and administrative expenses)

Internal financial business-unit metric not disclosed
New Products: Achieve AOP New Product Launch and Introduction Plan	Internal product-level metric not disclosed
Team: Build the industry’s leading communications and timing team
• Form specified strategic partnerships	Operational business-unit metric not disclosed
• Develop power management strategy for communications and wireless infrastructure	Fully disclosed
• Provide product training to Sales and field application engineers	Fully disclosed
• Hire top talent for wireless marketing strategy, and coordinate with IDT business units and partners to assemble solutions for wireless infrastructure	Fully disclosed

Two components of Mr. Zust’s individual performance goals that have not been disclosed relate to internal metrics for measuring success at the product level and of our Timing & Synchronization Division’s operational objectives.  These success factors and operational objectives are not shared publicly by the Company or, to its knowledge, by any competitors of the Company.  The Company believes that the details behind these performance goals represent commercial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, if the Company were to disclose its internal metrics for measuring success for its products or the Timing & Synchronization Division’s operational objectives, the Company’s competitors would have a target against which to benchmark their own performance.  Meanwhile, the Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The other two components of Mr. Zust’s individual performance goals and the two components of Mr. Zusts’s group performance goals that have not been disclosed relate to financial information of our internal revenue and gross margin targets for the Timing & Synchronization Division. The Company believes that the details behind these performance goals represent financial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, disclosure of these targets would provide competitors with insight into the Company’s internal profitability goals and growth strategies for the Timing & Synchronization Division.  The Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The Company also does not believe that any of Mr. Zust’s individual performance goals are material to the bonus amount that is ultimately paid to Mr. Zust, as each individual goal has only a 4% impact on the target amount payable to Mr. Zust under the bonus program.

Arman Naghavi, Vice President & General Manager, Analog and Power Division

Mr. Naghavi had six main goals as part of his individual performance component, as set forth below.

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Increase the Analog/Mixed signal awareness with IDT’s customers (including the launch of Analog Mixed Signal website, branding by achieving planned press releases per Marketing plan, participating in steering committee and driving Technology Leadership Forum and publishing application notes for products developed within APD)

Fully disclosed
Achieve revenue and gross margin goals for Audio, power and Low Power Dual Port (LPDP), and IKOR products	Internal financial product-level metric not disclosed
Achieve 6 new product introductions and 14 new product launches	Fully disclosed
Build a high performance Analog/Power management team (including increasing analog expertise through talent acquisition, developing China product development center, collaborating with other divisions to develop roadmap and product definitions; launch cross business unit products to offer system level solutions, instilling performance based culture and providing product training to Sales and field application engineers)

Fully disclosed
IKOR acquisition, retention, and revenue achievement	Operational and financial business-unit metric not disclosed
Lower research and development expenses in the Audio and Power Division	business-unit metric not disclosed

The three components of Mr. Naghavi’s individual performance goals that have not been disclosed relate to internal metrics for measuring the Analog and Power Division’s operational objective and financial success at the product level and business-unit level.  These success factors are not shared publicly by the Company or, to its knowledge, by any competitors of the Company.  The Company believes that the details behind these performance goals represent both financial and commercial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, if the Company were to disclose its internal metrics for measuring success for its products and its internal profitability and growth strategies for the Analog and Power Division, the Company’s competitors would have a target against which to benchmark their own performance and disclosure of financial targets would allow competitors to adjust their own operational objectives or take other competitive measures.  Meanwhile, the Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The Company also does not believe that Mr. Naghavi’s individual performance goals are material to the bonus amount that is ultimately paid to Mr. Naghavi, as each individual goal has only a 3.33% impact on the target amount paid.

Mike Hunter, Vice President of Worldwide Manufacturing

Mr. Hunter had nine main goals as part of his group performance component, as set forth below.

2011 Group Performance Metrics	Primary Reason for Lack of Specificity
Achievement of specified Gross Margin targets for the Manufacturing Division	Fully disclosed (see Individual Performance Metrics goals below)
Cost savings (foundry, mask, copper assembly, general assembly, substrate savings, test consolidation savings, Penang cost savings)	Internal financial business-unit metric not disclosed
New Product Development (yield targets, strategy for contract manufacturing and logistics for modules/dongles, prototypes, foundry standard by running a test pattern and extracting a model)	Internal product-level metric not disclosed
Fab buyer wafer transfer	Internal product-level metric not disclosed
Fab wafer output, Fabrication Facility Sale and Personnel Retention	Operational business-unit metric not disclosed
Test consolidation	Operational business-unit metric not disclosed
Engineering programs/Projects Packaging and Assembly	Operational business-unit metric not disclosed
Manufacturing systems and products	Operational business-unit metric not disclosed
Organizational goals	Operational business-unit metric not disclosed

In addition, Mr. Hunter had seven main goals as part of his individual performance component, as set forth below.

2011 Individual Performance Metrics	Primary Reason for Lack of Specificity
Achieve gross margin per share of 53.1%	Fully disclosed
Oregon Fab Performance: Find buyer and sign a deal to sell the fabrication facility. Maintain output at capacity and retain employees	Fully disclosed
Process transfer and production ramp with the fabrication facility buyer. Start production ramp in both fabrication facilities	Operational business-unit metric not disclosed
Test Consolidation: Consolidate Singapore testing facility to the Penang testing facility	Fully disclosed
Engineering Improvements: Mobius, WLCSP, S5 Quality Project	Internal product-level metric not disclosed
Organizational Upgrades: Assembly, Foundry, and Penang	Operational business-unit metric not disclosed
Meet quality requirements in test, assembly and manufacturing as required to achieve revenue plan	Operational and financial business-unit metric not disclosed

Four components of Mr. Hunter’s individual performance goals and the seven components of Mr. Hunter’s group performance goals that have not been disclosed relate to internal metrics for measuring success at the product level and of our Worldwide Manufacturing’s operational objectives.  These success factors are not shared publicly by the Company or, to its knowledge, by any competitors of the Company.  The Company believes that the details behind these performance goals represent commercial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, if the Company were to disclose its internal metrics for measuring success for its products, the Worldwide Manufacturing’s operational objectives or improvements in manufacturing and manufacturing/engineering organization, the Company’s competitors would have a target against which to benchmark their own performance.  Meanwhile, the Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The other component of Mr. Hunter’s individual performance goals and the two components of Mr. Hunter’s group performance goals that have not been disclosed relate to financial information of our internal revenue and gross margin targets for the Worldwide Manufacturing Division. The Company believes that the details behind these performance goals represent financial information, the disclosure of which could result in substantial competitive harm to the Company.  Specifically, disclosure of these targets would provide competitors with insight into the Company’s internal profitability goals and growth strategies for the Worldwide Manufacturing Division.  The Company would not be provided any such information on its competitors and thus be at a competitive disadvantage to those with more complete information.

The Company also does not believe that Mr. Hunter’s group and individual performance goals are material to the bonus amount that is ultimately paid to Mr. Hunter as each individual goal has only a 2.86% impact on the amount paid and each group component has only a 5.56% impact on the target amount paid, for a weighted average impact of 4.36% per goal on the target amount payable to Mr. Hunter under the bonus program.

In lieu of disclosing the actual targets that relate to the Company’s business-unit operational, product-level and business-unit financial performance that the Company has discussed in brief above, the Company will in the future, disclose the likelihood that the targets may be achieved in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 80

4.
Staff’s Comment: We note your response to prior comment 5; however, Regulation S-K Item 601(b)(3) requires you to file a complete copy of your certificate of incorporation as amended, without requiring investors to assemble your charter from exhibits that you have included in multiple documents. Please file your certificate of incorporation as required by that Item.

Our Response:  We advise the Staff that, per the requirements under Regulation S-K Item 601(b)(3), we will file a complete copy of our certificate of incorporation, as amended, with our next Annual Report on Form 10-K, which we plan to file in May 2012.

5.
Staff’s Comment: Your response to prior comment 7 does not provide a basis for you to include in this 10-K exhibits that have omitted terms. Please revise or provide us your analysis of applicable authority that permits your approach.

Our Response:  We respectfully advise the Staff that Exhibits 10.8, 10.18 and 10.23 no longer qualified as material contracts required to be filed under Item 601 of Regulation S-K in the Company’s Annual Report on Form 10-K year ended April 3, 2011, filed May 31, 2011. The benefits received and the obligations owed by us under each referenced agreement had diminished in importance to the Company.  The inclusion of Exhibits 10.8, 10.18 and 10.23 and the reference to the confidential treatment request in the exhibit list was an inadvertent clerical error.  Accordingly, we intend to remove Exhibits 10.8, 10.18 and 10.23 and the reference to the confidential treatment request from the exhibit list under Part IV Item 15 of our next Annual Report on Form 10-K, which we plan to file in May 2012.

Form 10-Q for the fiscal Quarter ended January 1, 2012

Results of Operations from Continuing Operations, page 30

6.
Staff’s Comment: Please tell us the reasons for the reductions in demand for some of your products and the increase in demand for others. Were reductions in demand consistent with overall market trends, or are you losing market share?  Why?  Why were some of your products able to avoid reduced demand?  Also, please ensure that your future filings fully address these issues.

Our Response:  During the third quarter and for the first nine months of fiscal 2012, we experienced reduced overall demand for our products in the both the communications market segment and the computing and consumer market segments. This overall reduction in demand was consistent with overall market trends. The overall reduction in demand for products within these market segments was partially offset by increased demand for certain individual products.

Our product offering currently includes over 15,000 individual products. Market demand for any of these products can be affected by a variety of factors, including but not limited to:

•	global economic conditions, including those related to the credit markets
•	changes in the overall demand for and mix of products sold and in the markets we and our customers serve;
•	the cyclicality of the semiconductor industry;
•	competitive pricing pressures;
•	the success and timing of new product and process technology announcements and introductions from us or our competitors;
•	potential loss of market share among a concentrated group of customers;
•	political and economic conditions in various geographic areas;
•
reduced customer demand as a result of the impact from natural and/or man-made disasters which may adversely impact our customer’s manufacturing capability or reduce our customer’s ability to acquire critical materials or components to manufacture their end products;

•	costs associated with other events, such as intellectual property disputes or other litigation; and
•	legislative, tax, accounting, or regulatory changes or changes in their interpretation.

The impact of the above factors is very difficult to determine.  We are unable to accurately estimate the effects of specific significant factors resulting in a decrease or increase in demand for our products during third quarter and for the first nine months of fiscal 2012.

We advise the Staff that in future filings, we will expand our disclosure to include, where reasonably possible, individual factors which resulted in a significant decrease or increase in product demand.

7.
Staff’s Comment: We note your response to prior comment 8 and your disclosure in the last paragraph on page 42 regarding natural disasters. Please provide us your analysis of whether your disclosure should discuss or quantify the extent of the indirect impact of the flooding in Thailand on your results of operations.

Our Response: As disclosed in the last paragraph of page 42, we did not experience a significant impact on our operation from recent natural disasters including the flooding in Thailand. Our assessment of the indirect effects on our results of operations due to the flooding in Thailand included a review of any significant identifiable impact which resulted in:

•	Reduced end-customer demand
•	Reduced availability of materials,
•	Effects on the global supply chain
•	Increases in the cost of products that we purchase
•	Other impacts reducing our ability to conduct business

While it is difficult to accurately estimate the indirect effects of the flooding in Thailand, we believe that any indirect impact to the Company’s financial results was limited to reduced customer demand.  However, as discussed above in our response to question number six, it is difficult to accurately estimate the impact to customer demand caused by the flooding in Thailand and distinguish any such estimated impact from other factors which also contributed to a reduction in demand for the Company’s products during the quarter ended January 1, 2012.  Furthermore, we believe any such impact to customer demand from the flooding was immaterial to the Company’s results of operations in the quarter.

We advise the Staff that in future filings, we will expand our disclosure to quantify, where reasonably possible, the impact of natural disasters on our results of operations. If the impact of natural disasters likely affected results materially but we are unable to quantify the effects, we will expand our disclosure to include the reasons that we are unable to quantify the magnitude of the effect.

Risk Factors, page 38

8.
Staff’s Comment: To the extent that recent developments in the supply of and access to rare earth minerals have affected or are likely to affect your business, provide the disclosure required by Item 101(c)(1)(iii) of Regulations S-K. In addition, if access to rare earth materials by you, your suppliers or customers creates uncertainties or risks for your business, please provide risk factor or trends disclosure pursuant to Items 502(c) and 303 of Regulation S-K.

Our Response:   We respectfully advise the Staff that we have considered the recently publicized supply constraints of rare earth minerals by Chinese producers, concluding that the supply of and access to rare earth minerals has not and is not likely to affect our business in the foreseeable future.  If access to rare earth materials by us, our suppliers or our customers creates uncertainties or risks for our business, we will provide risk factor or trends disclosure pursuant to Items 502(c) and 303 of Regulation S-K in future filings.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may contact Maciej Kurzymski, Corporate Controller at (408)-284-4553 or me at (408)-284-8491

Sincerely,

INTEGRATED DEVICE TECHNOLOGY, INC.

/S/ Richard D. Crowley, Jr.
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:

Ted Tewksbury, President and Chief Executive Officer
Gordon Parnell, Chairman of the Audit Committee
Tye Thorson, PricewaterhouseCoopers LLP